ASTON FUNDS
120 North LaSalle Street
Chicago, Illinois 60602

December 19, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Ashley Vroman-Lee

Re:	Aston Funds (the “Registrant” or the “Trust”) 1933 Act. File No. 033-68666 1940 Act File No. 811-08004 Post-Effective Amendment No. 158

Dear Ms. Vroman-Lee:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 158 under the Securities Act of 1933 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on October 6, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ASTON FUNDS

By:	/s/ Gerald F. Dillenburg
Name:	Gerald F. Dillenburg
Title:	Senior Vice President, Secretary, Chief Operating Officer and Chief Compliance Officer